Exhibit 12
CF INDUSTRIES HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(Dollars in millions)	2015		2014		2013		2012		2011

Pretax income from continuing operations	$1,057.6		$2,187.3		$2,209.7		$2,829.5		$2,645.6
Plus:
Fixed charges	343.7		312.3		264.0		232.3		229.7
Distributed income of equity investees	47.9		78.9		59.5		109.8		130.2
Amortization of capitalized interest	2.4		1.3		4.1		4.1		3.9
Less:
Preference security dividends of Terra Nitrogen Company, L.P.	(45.0)		(46.0)		(66.2)		(77.8)		(64.1)
Capitalized interest	(154.5)		(74.2)		(26.8)		(9.3)		(7.9)
Earnings for fixed charge coverage ratio	$1,252.1		$2,459.6		$2,444.3		$3,088.6		$2,937.4

Fixed charges
Interest expensed (a)	$133.2		$178.2		$152.2		$135.3		$147.2
Capitalized interest	154.5		74.2		26.8		9.3		7.9
Estimated interest in rent expense (b)	11.0		13.9		18.8		9.9		10.5
Preference security dividends of Terra Nitrogen Company, L.P.	45.0		46.0		66.2		77.8		64.1
	$343.7		$312.3		$264.0		$232.3		$229.7

Ratio of earnings to fixed charges	3.6	x	7.9	x	9.3	x	13.3	x	12.8

(a) Including amortized premiums, discounts, and capitalized expenses related to indebtedness.
(b) Assumes that the interest component is 11% of total rent expense in 2015, 15% in 2014, 19% in 2013, 11% in 2012 and 13% in 2011.